Exhibit (h)(1)(v)

AMENDMENT NO. 3

TO THE

MUTUAL FUNDS SERVICES AGREEMENT

AMENDMENT NO. 3 to the Mutual Fund Services Agreement dated as of August 1, 2006, between EQ Advisors Trust, a Delaware statutory trust (“Trust”) and AXA Equitable Life Insurance Company (“AXA Equitable”), a New York stock life insurance company (“AXA Equitable” or “Administrator”) (“Amendment No. 3”).

The Trust and AXA Equitable agree to modify and amend the Mutual Fund Services Agreement dated as of May 1, 2000, as amended (“Agreement”), as follows:

1.	Schedule A. Schedule A to the Agreement, which sets forth the compensation to be paid by the Trust to AXA Equitable for services rendered pursuant to the Agreement, is hereby replaced in its entirety by Schedule A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date first above set forth.

EQ ADVISORS TRUST	AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Kenneth T. Kozlowski	/s/ Steven M. Joenk
Kenneth T. Kozlowski	Steven M. Joenk
Chief Financial Officer and Treasurer	Senior Vice President

SCHEDULE A

Amendment No. 3

Mutual Funds Service Agreement

FEES AND EXPENSES

Trust Administration, Accounting and Compliance Fees

All Portfolios (except as noted below)

0.12% of the first $3 billion;

0.11% of the next $3 billion;

0.105% of the next $4 billion;

0.10% of the next $20 billion; and

0.975% thereafter, (based on average daily net assets) plus $30,000 per portfolio

EQ/Enterprise Moderate Allocation Portfolio	0.15% of the average daily assets plus $35,000

EQ/Small Cap Value Portfolio EQ/Small Company Growth Portfolio (collectively, the “Multi-Advised Portfolios”)	0.15% of 1% of the Multi-Advised Portfolios’ average daily net assets, plus $35,000 for each Multi-Advised Portfolio and $35,000 for each allocated portion of a Multi-Advised Portfolio.